FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 3, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  1-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Moscow - February 3, 2011 - Wimm-Bill-Dann Foods OJSC (“WBD” or the “Company” — NYSE: WBD) announces today that Pepsi-Cola (Bermuda) Limited (“Pepsi Bermuda”), a wholly owned subsidiary of PepsiCo, Inc. (“Pepsi” and together with Pepsi Bermuda, “PepsiCo”), completed its acquisition of an approximately 66% stake in the Company from (i) two wholly owned subsidiaries of the Company, Wimm Bill Dann Finance Cyprus Ltd. (“WBD Finance Cyprus”) and Wimm-Bill-Dann Finance Co. Ltd. (“WBD Finance Russia”), (ii) certain individuals, including, among others, members of the Company’s Board of Directors, namely Sergey Plastinin, Mikhail Dubinin, David Iakobachvili, Gavril Yushvaev and Alexander Orlov and two members of the Company’s Management Board, Tony Maher and Dmitry Ivanov, (each a “Seller” and collectively, the “Sellers”) pursuant to a purchase agreement dated December 1, 2010.

As a result of the transaction, none of the Sellers retained any stake in the Company and PepsiCo’s stake in the Company increased to approximately 77%, according to a press release issued by PepsiCo on February 3, 2011 (the “Press Release”).

Under Russian law, PepsiCo is required to launch a mandatory tender offer to all shareholders in Russia for the remaining shares of the Company within 35 days following the completion of the acquisition (the “Russian Tender Offer”). According to the Press Release, the Russian Tender Offer is expected to be made by PepsiCo on or before March 11, 2011. Concurrently with the Russian Tender Offer, PepsiCo is expected to make an offer to all holders of the Company’s American Depositary Shares (the “ADS Tender Offer” and together with the Russian Tender Offer, the “Tender Offers”).

In connection with the Tender Offers, WBD Finance Cyprus and PepsiCo Russia (Bermuda) Limited (“PRBL”), a wholly owned subsidiary of PepsiCo, entered into a loan agreement dated February 2, 2011 (the “PBRL Loan”) pursuant to which WBD Finance Cyprus agreed to loan 31,372,571,970 Russian rubles to PRBL. In addition, WBD Finance Russia and OJSC Lebedyansky (“Lebedyansky”), a wholly owned subsidiary of PepsiCo, entered into a loan agreement dated February 04, 2011 (the “Lebedyansky Loan” and together with the PBRL Loan, the “PepsiCo Loans”) pursuant to which WBD Finance Cyprus agreed to loan 7,355,475,000 Russian rubles to Lebedyansky. Each of the PBRL Loan and Lebedyansky Loan matures on February 4, 2014 and bears an interest rate per annum equal to 9.95%, payable semi-annually and on the maturity date. The PepsiCo Loans also contain other customary terms and conditions and were negotiated and entered into on an arm’s length basis.

Attached hereto as Exhibit 99.1 is the Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	CFO
Wimm-Bill-Dann Foods OJSC

Date: February 3, 2011